Exhibit 99.2

March 22, 2018

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

Voting Slip in accordance with the Companies Ordinances (Voting Slips and Position Notices), 2005 ("the Regulations")

Voting Slip – Part 1

1.	Company Name: “Bezeq” The Israel Telecommunication Corp Limited

2.	Type of General Meeting, date and place: The shareholders' Annual and Special General Meeting will take place on Thursday, April 26, 2018 at 11am at the Company’s offices at the Azrieli Centre 2, Triangular Building, 27th Floor, Tel-Aviv.

3.	Details of subjects on the agenda that can be voted on using the voting slip:

3.1	Item no. 2 on the agenda - appointment of the auditing firm of Somekh Chaikin & Co. and approval for the Board of Directors to approve their fees.

It is proposed to approve the appointment of the auditing firm of Somekh Chaikin & Co. as auditors for 2018 until the next annual General Meeting and to authorize the Board of Directors to approve their fees for 2018.

3.2	Item no. 3 on the agenda - determining the composition of the Board of Directors and the number of members.

It is proposed to determine the composition of the Board of Directors and the number of members from the following two alternatives:

3.2.1	Alternative 1: Number of members of the Board shall be 13. The composition of the Board shall include: 3 serving external directors plus 2 external directors who will be selected by this Meeting, total 5 external directors; 2 independent directors; 1 director from among the staff; 5 directors who are not external and not necessarily independent.

3.2.2	Alternative 2: Number of members of the Board shall be 15. The composition of the Board shall include: 3 serving external directors plus 3 external directors who will be selected by this Meeting, total 6 external directors; 2 independent directors; 1 director from among the staff; 6 directors who are not external and not necessarily independent.

3.3	Items nos. 4-9 on the agenda - appointment of up to six directors who are not external directors and not necessarily independent directors (“regular” directors), to the Company’s Board:

3.3.1	Mr. Shlomo Rodav

3.3.2	Mr. Doron Turgeman

3.3.3	Mr. Ami Barlev

3.3.4	Mr. Ilan Biran

3.3.5	Mrs. Orly Guy

3.3.6	Mrs. Avital Bar-Dayan

3.4	Item no. 10 on the agenda - appointment of a director from among the staff to the Company’s Board:

3.4.1	Mr. Rami Nomkin

3.5	Items nos. 11 and 12 on the agenda - appointment of two independent directors to the Company’s Board:

3.5.1	Mr. David Granot

3.5.2	Mr. Dov Kotler

3.6	Items nos. 13-20 on the agenda - appointment of up to three more external directors to the Company’s Board:

3.6.1	Mr. Doron Birger

3.6.2	Mrs. Idit Lusky

3.6.3	Mr. Amnon Dick

3.6.4	Mr. David Avner

3.6.5	Mr. Yaacov Goldman

3.6.6	Mr. Shlomo Zohar

3.6.7	Mrs. Naomi Zadenhaus

3.6.8	Mr. Yigal Bar Yosef

3.7	There shall be a separate vote for each candidate to serve as a director.

3.8	For additional details concerning the items on the agenda and information about each candidate to serve as director, as required by Regulation 26 of the Securities Regulations (Periodic and Immediate Reports), 1970, see the Notice of Convening the Meeting attached to this voting slip.

4.	Place and times when the full text of the proposed resolutions can be viewed:

At the Company’s offices, the Azrieli Centre 2, Triangular Building, 27th Floor, Corporate Secretary's Office, Tel-Aviv, Sundays - Thursdays between 10am and 3pm, by prior appointment by telephone: 03-626-2200.

5.	Majority required to pass the resolution on the agenda:

5.1	Majority required to pass resolutions 2-12 on the agenda:

The majority required to pass each of items 2-12 stated above is an ordinary majority of all the votes of shareholders present at the Meeting.

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In respect of resolutions 4-9 on the agenda: If Alternative 1 for the composition of the Board is selected (item no. 3 on the agenda) and the required majority is obtained for more than the 5 candidates to serve as regular directors of the Company from among those listed above, then only 5 candidates from among them will be appointed who received the most votes “in favor” from among those candidates, unless one of the candidates will remove their candidacy at that time, in which case the candidates receiving the required majority will be elected.

5.2	Majority required to pass resolutions 13-20 on the agenda (appointment of external directors):

The majority required to pass resolutions 12-20 on the agenda, in accordance with section 239(B) of the Companies Law, is a regular majority of all the votes of shareholders present at the Meeting entitled to vote and who voted in this vote, on condition that one of the following is fulfilled:

(1)	The count of the majority votes at the General Meeting shall include a majority of all the votes of shareholders who are not controlling shareholders or personally interested parties to the approval of the appointment excluding a personal interest unconnected to a connection with the controlling shareholder, who are taking part in the vote; in the count of all votes of the shareholders, with abstentions not being taken into account;

(2)	The total number of votes against among the shareholders stipulated in sub-clause (1) above shall not exceed two percent of all voting rights in the Company.

In the event that the composition of the Board of Directors is determined in accordance with Alternative 1, then: If the required majority is obtained for more than 2 candidates to serve as an external director of the Company from among those stated in section 3.6 above, only the two candidates from among them who received the most votes “in favor” from among the candidates for external director will be appointed, subject to the effective majority in this matter shall be among voters who are not controlling shareholders of the Company or have a personal interest in approval of the appointment (excluding personal interest that is unconnected to a connection with the controlling shareholder).

In the event that the composition of the Board of Directors is determined in accordance with Alternative 2, then: If the required majority is obtained for more than 3 candidates to serve as an external director of the Company from among those stated in section 3.6 above, only the three candidates from among them who received the most votes “in favor” from among the candidates for external director will be appointed, subject to the effective majority in this matter shall be among voters who are not controlling shareholders of the Company or have a personal interest in approval of the appointment (excluding personal interest that is unconnected to a connection with the controlling shareholder).

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6.	Marking shareholder's relationship:

A shareholder participating in a vote on a resolution on the agenda will mark in Part Two of the voting slip, in the place reserved for this, whether he/she is a controlling shareholder of the Company, an interested party, has a personal interest in the appointment, is a senior officer or institutional investor, as required by the provisions of the Companies Law, and shall describe the defining category or connection as stated, insofar as such exists. Someone who does not mark as stated or did not describe the defining category or connection as stated, will not have their vote counted.

7.	Validity of voting slip:

7.1	The voting slip shall be valid for a shareholder whose entitlement is registered with a member of the stock exchange and such shares are included among the shares on the Company's register of shareholders in the name of the registration company ("Unregistered Shareholder"), only if confirmation of ownership is attached as of the Date of Record to participate and vote at the Meeting, which will be at the end of trading on the TASE on March 29, 2018 (“the Date of Record”), or if confirmation of ownership is sent to the Company using the electronic voting system (as define in the Companies Regulations (Vote in Writing and Position Notices), 2005 ("Electronic Voting System").

7.2	The voting slip shall be valid for a shareholder registered as a shareholder on the Company's register of shareholders ("Registered Shareholder"), only if a copy of their identity card, passport or certificate of incorporation is attached.

7.3	A shareholder who wishes to vote using this voting slip must present the voting slip and said applicable documents to the Company's offices at the address stated below, not later than four (4) hours from the time of convening of the General Meeting, in respect of an Unregistered Shareholder, and not later than six (6) hours from the time of convening of the General Meeting, in respect of a Registered Shareholder. In this respect, “Date of Submission” is the date a voting slip and accompanying documents arrive at the Company’s offices.

7.4	A voting slip not submitted in accordance with what is stipulated above shall not be valid.

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8.	Voting using the electronic voting system:

8.1	An Unregistered Shareholder is entitled to vote on the item on the agenda detailed above using a voting slip that is transferred through the electronic voting system. Voting using the electronic voting system will be possible, in accordance with and subject to the conditions set for an electronic voting system and the provisions of the Securities Authority in this matter, from the time of receipt of confirmation from the electronic voting system of safe receipt of the list of those entitled to vote using the electronic voting system and up until six (6) hours prior to the time of convening the General Meeting, namely 5am on Thursday, April 26, 2018 ("Time of Closing the System"), when the electronic voting system will be closed.

8.2	Voting using the electronic voting system can be changed or canceled up until the Time of Closing the System and it will not be possible to change it using the electronic voting system after this time. It should be noted that in accordance with section 83(D) of the Companies Law, in the event that a shareholder votes by more than one method, the last vote will be counted, which in this case a vote by the shareholder himself or by way of a proxy shall be deemed later than voting using the electronic voting system. The Company does not allow voting over the Internet that does not use the electronic voting system.

9.	Company's address for delivering voting slips and position notices:

“Bezeq” The Israel Telecommunication Corp Limited, Corporate Secretary's Office, the Azrieli Centre 2, Triangular Building, 27th Floor, Tel-Aviv.

10.	The latest date for submission of position notices is April 16, 2018.

The latest date for provision of responses by the Board of Directors to position notices is April 21, 2018.

11.	Addresses of websites where the wording of the voting slip and position papers can be found:

1.	The distribution website address of the Securities Authority: www.magna.isa.gov.il.

2.	www.magna.isa.gov.il, the website of the Tel-Aviv Stock Exchange Ltd: www.maya.tase.co.il

3.	Company’s website: www.bezeq.co.il.

12.	A shareholder is entitled to receive a conformation of ownership at a branch of the stock exchange member or by mail, if he/she so requests. A request in this regard shall be provided in advance for a specific shares account. An Unregistered Shareholder is entitled to give instructions that its confirmation of ownership shall be transferred to the Company using the electronic voting system.

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13.	An Unregistered Shareholder is entitled to receive free of charge by e-mail a link to the text of the voting slip and position notices on the distribution website of the Securities Authority, from a stock exchange member through whom his/her shares are held, unless he/she informed the member of the stock exchange theta they are not interested to receive the said link, or that they are interested to receive the voting slips by mail for a fee; the statement concerning the voting slip shall also apply to receiving the position notices. Similarly, any shareholder may contact the Company directly, to receive from it the wording of the voting slip and position notices.

14.	One or more shareholders holding shares at the Date of Record that represent five percent or more of the Company’s voting rights, and also a shareholder holding the said amount out of the total voting rights not held by a controlling shareholder in the Company as defined in section 268 of the Companies Law, is entitled personally or through a proxy acting on their behalf after the General Meeting will have convened to inspect the voting slips received at the Company, at its registered offices during regular office hours, by prior appointment as stated above.

15.	The number of shares representing 5% of all voting rights in the Company as of the date of issue of this report is 138,274,288 of the Company’s ordinary shares. The number of shares representing 5% of the Company’s total voting rights that are not held by a controlling shareholder of the Company as defined in section 268 of the Companies Law as of the date of issue of this report is 101,851,406 of the Company’s ordinary shares.

16.	A shareholder shall indicate his/her manner of voting for items on the agenda and for which it is possible to vote on the second part of this voting slip.

17.	After publication of the voting slip it is possible there will be changes to the agenda, including the addition of an item to the agenda, and position notices are likely to be published; it will be possible to examine the updated agenda and the published position notices in the Company's reports on the distribution website.

18.	The last date that the Company can issue a modified voting slip, if the addition of an item is required to the agenda, is Thursday, April 5, 2018.

19.	A shareholder is entitled, up to 24 hours prior to convening of the Meeting, to contact the Company’s registered offices and after having proven their identity to the satisfaction of the Company’s Corporate Secretary, or another employee appointed for the purpose, to withdraw their voting slip and its proof of ownership.

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“Bezeq” The Israel Telecommunication Corp Limited (“The Company”)

Voting Slip – Part 2

Companies Regulations (Voting Slips and Position Notices), 2005 (“the Regulations”).

Company Name: “Bezeq” The Israel Telecommunication Corp Limited

Company’s address (for submitting and sending voting slips): “Bezeq” The Israel Telecommunication Corp Limited, Corporate Secretary's Office, the Azrieli Centre 2, Triangular Building, 27th Floor, Tel-Aviv.

Company No.: 52-003193-1

Date and time of meeting: 26.4.2018

Type of meeting: Annual and Special General Meeting

Date of Record: 29.3.2018

Details of shareholder:

Name of shareholder: ...........................................

ID No.: .................................................

If the shareholder does not have an Israeli ID No.-

Passport No.: .................................................

Country of issue: .....................................

Valid until: ..................................................

If the shareholder is a company -

Company No.: ................................................

Country of incorporation: ......................................

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Manner of vote:

Item no. on agenda	Item on the agenda	Manner of vote[1]			Are you a controlling shareholder, interested party, have a personal interest in the resolution, a senior officer or institutional investor[2]?
		In favor	Against	Abstain	Yes[3]	No
2.	Appointment of the auditing firm of Somekh Chaikin & Partners and approval for the Board of Directors to approve their fees.
3.

Determining composition of the Board of Directors and the number of members:

Alternative 1: Number of members of the Board shall be 13. The composition of the Board shall include: 3 serving external directors plus 2 external directors who will be selected by this Meeting, total 5 external directors; 2 independent directors; 1 director from among the staff; 5 directors who are not external and not necessarily independent.

3.

Determining composition of the Board of Directors and the number of members:

Alternative 2: Number of members of the Board shall be 15. The composition of the Board shall include: 3 serving external directors plus 3 external directors who will be selected by this Meeting, total 6 external directors; 2 independent directors; 1 director from among the staff; 6 directors who are not external and not necessarily independent.

4.	Appointment of Mr. Shlomo Rodav as a regular director
5.	Appointment of Mr. Doron Turgeman as a regular director
6.	Appointment of Mr., Ami Barlev as a regular director
7.	Appointment of Mr. Ilan Biran as a regular director
8.	Appointment of Mrs. Orly Guy as a regular director
9.	Appointment of Mrs. Avital Bar-Dayan as a regular director
10.	Appointment of Mr. Rami Nomkin as a director on behalf of the employees
11.	Appointment of Mr. David Granot as an independent director
12.	Appointment of Mr. Dov Kotler as an independent director
13.	Appointment of Mr. Doron Birger as an external director
14.	Appointment of Mrs. Idit Lusky as an external director
15.	Appointment of Mr. Amnon Dick as an external director
16.	Appointment of Mr. David Avner as an external director
17.	Appointment of Mr. Yaacov Goldman as an external director
18.	Appointment of Mr. Shlomo Zohar as an external director
19.	Appointment of Mrs. Naomi Zadenhaus as an external director
20.	Appointment of Mr. Yigal Bar Yosef as an external director

(1)	Not marking shall be deemed abstention for that item.
(2)	If a shareholder does not complete this column or who marks “Yes” and does not specify, his/her vote will not be counted. There is no need to specify personal interest in an approval of an appointment that is not related to a controlling shareholder.
(3)	Kindly add details if you are a controlling shareholder, interested party, have a personal interest in the resolution, a senior officer or institutional investor:

_________________________________________________________________

_________________________________________________________________

_________________________________________________________________

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For shareholders whose shares are held by a stock exchange member (in accordance with section 177(1) of the Companies Law), this voting slip is only valid if accompanied by confirmation of ownership except in cases where voting uses the electronic voting system.

For shareholders registered in the Company’s register of shareholders – this voting slip is only valid if accompanied by a photocopy of the identity card / passport / certificate of incorporation.

Date	Shareholder’s signature

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

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